Exhibit 99.1

LICENSE AGREEMENT

This LICENSE AGREEMENT (the “Agreement”) made as of the 1st day of July, 2014 (the “Effective Date”) by and between Sole Assets Holdings, Inc. d/b/a Gramicci, a California corporation with an address of 28632 Roadside Drive, Suite 150, Agoura Hills, CA 91301 (“Licensor”), and Hampshire Group, Limited, a Delaware corporation with offices at 114 West 41st Street, 8th Floor, New York, New York, 10036 (“Licensee” and, together with Licensor, a “Party” and collectively, the “Parties”).

WHEREAS, Licensor is the owner throughout the world of certain GRAMICCI marks, including those registrations and applications set forth in Schedule A attached hereto (the “Licensed Mark”); and

WHEREAS, Licensee desires to be granted the exclusive right to use the Licensed Mark throughout the world in connection with the design, manufacture, advertising, promotion, marketing, distribution and sale of all categories of men’s and women’s wearing apparel (which shall not include shoes or other footwear) (collectively, “Products”);

NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth, Licensor and Licensee do hereby respectively grant, covenant and agree as follows:

1.            Grant of License.

1.1     Subject to the terms and conditions of this Agreement, Licensor hereby grants to Licensee the following licenses: (i) the exclusive right to use the Licensed Mark in connection with the distribution and sale the of the Products in all countries throughout the world, except Japan and except as otherwise provided under Section 2.8 below; (ii) the non-exclusive, worldwide right to use the Licensed mark in connection with the design, manufacture, advertising, promotion, and marketing of the Products, provided, however, that the exercise of any of the non-exclusive rights described in this Section 1.1(ii) by any other licensee of the Licensed Mark shall be for the sole purpose of selling and distributing products bearing the Licensed Mark in Japan. In the event of the termination or expiration of any current, as of the Effective Date, license (including any extensions, renewals, or modifications, except with respect to the identity of the applicable licensee, thereof or thereto) granted by Licensor to a third party regarding the use of the Licensed Mark in Japan, Licensor agrees that: (x) the license granted to Licensee under Section 1.1(i) shall automatically become exclusive throughout the world, including with respect to Japan; and (y) the license granted to Licensee under Section 1.1(ii) shall automatically become exclusive throughout the world. Licensor reserves all rights to the Licensed Mark except those that are specifically granted to Licensee under this Agreement and Licensor may exercise its rights at any time, including the right to use the Licensed Mark in connection with business activities, including endorsement, publication and promotional rights, except as specifically granted herein to Licensee, and Licensor and its affiliates may exercise any or all of such rights at any time and from time to time.

1.2     Products that are approved by Licensor to be distributed and sold by Licensee under and in accordance with the terms of this Agreement shall be referred to, collectively, herein as “Articles.” Licensee will not sell any Article without the prior written consent of Licensor to sell that Article. Licensor’s approvals pursuant to this Agreement (including, without limitation, in this Section 1.2) may not be unreasonably withheld.

1.3     Except as otherwise expressly provided herein, with respect to any Licensor’s approvals pursuant to this Agreement, Licensor shall have five (5) business days from the date on which Licensee submitted the applicable approval request to approve or disapprove such request. Licensor’s approval shall not be unreasonably withheld. In the event that Licensor does not respond to Licensee’s approval request within five (5) business days, Licensor’s approval shall be deemed to have been granted. Additionally, Licensor may approve any request with such approval conditioned upon Licensee making such changes as Licensor deems appropriate, in Licensor’s reasonable discretion, in which event Licensee may, if it elects to do so, resubmit the item(s) with the suggested changes for Licensor’s approval as set forth above. Licensor may approve or disapprove of such resubmission in its reasonable discretion.

2.            Additional Rights and Obligations.

2.1     Licensee hereby assumes all of the Licensor’s rights and obligations under that certain Distributor Agreement dated December 28, 2011 between Licensor and Itochu Corporation (“Itochu Agreement”) attached hereto as Schedule B to the extent arising on and after the date hereof, and provided further that the liability assumption associated herewith other than outstanding orders for Product that have not yet been delivered, shall not include any liability arising as a direct or indirect result of a breach by Licensor of the terms of the Itochu Agreement, and that the assumption of such rights and liabilities shall only be effective for the term of this Agreement. Licensor represents and warrants that the Itochu Agreement is in full force and effect, is legally binding on the parties thereto in accordance with its terms and that neither party is currently in breach of the terms of the Itochu Agreement. Licensor shall indemnify, defend and hold Licensee and their respective employees, officers, directors, shareholders, representatives and agents for any liabilities arising out of or directly or indirectly relating to the Itochu Agreement with respect to the time period prior to the date hereof. Licensee shall indemnify, defend and hold Licensor and its affiliates, and their respective, employees, officers, directors, shareholders, representatives and agents for any liabilities arising out of or directly or indirectly relating to the Itochu Agreement with respect to time period after the date hereof. The indemnification obligations set forth in this Section 2.1 shall not be subject to the limitations set forth in Section 12.2 hereof.

2.2     Licensee has the right, but not the obligation, to solicit, offer employment to, and employ any current employee of Licensor whose primary employment by Licensor is to provide services in connection with the Licensed Mark. If this Agreement is terminated, Licensor has the right, but not the obligation, to solicit, offer employment to, and employ any employee of Licensee whose employment by Licensee was to provide services exclusively in connection with the Licensed Mark.

2.3     Licensee may, in Licensee’s discretion, acquire the items set forth in Schedule C from Licensor’s existing inventory of samples for Licensor’s Fall 2014 and Spring 2015 lines of Products under the Licensed Mark, provided, however, that Licensee shall reimburse Licensor for the actual costs directly attributable to the design and manufacture of any such items acquired by Licensee, as documented in writing to Licensee. Any item not acquired may be sold by Licensor.

2.4     Licensee will reimburse Licensor for any rents and operational expenses actually paid by Licensor during the term of this Agreement in connection with Licensor’s lease and operation of the office at 28632 Roadside Drive, Suite 150, Agoura Hills, CA, 91301, for the duration of and until the expiration of the current lease of that property, which is attached hereto as Schedule D. Notwithstanding the foregoing, Licensee will not be responsible for any rents or operational expenses attributable to that property incurred prior to the Effective Date. Upon the expiration of the current lease of that property, Licensee may, in Licensee’s discretion, negotiate and execute a new lease of that property in Licensee’s sole name.

2.5     Licensee will assume all of the Licensor’s obligations for the Fall 2014 line of Products under the Licensed Mark, including the fulfillment of all current purchase orders for such Products which are required to be set forth on Schedule E, as attached hereto. All future purchase orders in connection with the Fall 2014 line of Products under the Licensed Mark shall be promptly submitted directly to Licensee, and, in the event that Licensor receives any such purchase orders after the Effective Date, Licensor will promptly direct those purchase orders to Licensee

2.6     Licensee will purchase all of the Products from Licensor’s existing inventory set forth in Schedule F at cost (invoice cost plus freight). The terms of Licensee’s purchase under this Section 2.6 shall be governed by the terms of a purchase order to be submitted to Licensor by Licensee for those Products upon terms reasonably acceptable to Licensor.

2.7     Licensor will retain all rights with respect to all of the Products from Licensor’s existing inventory set forth on Schedule G. The Parties agree to cooperate in good faith regarding the sale and distribution of the Products set forth on Schedule G by Licensor. Without limiting the foregoing, Licensee will exercise reasonable efforts to assist Licensor with the sale and distribution of the Products set forth on Schedule G.

2.8     The Parties acknowledge that Licensor has certain rights and obligations under that certain Web Site Services Agreement dated January 25, 2013 between Licensor and Blue Source, Inc., as amended on February 8, 2013, attached hereto as Schedule H (“Blue Source Agreement”). Licensee acknowledges that the exclusive rights to the Products granted by Licensor to Licensee under Section 1.1 above are only exclusive to the extent that such exclusivity is not incompatible or irreconcilable with the rights granted under the Blue Source Agreement. As it is the intention of Licensee to take over ecommerce operations and fulfillment of Gramicci.com, subject to the terms of the Blue Source Agreement, Licensee may notify Licensor, instructing Licensor to terminate or otherwise not renew the Blue Source Agreement in accordance with its terms. Licensee shall be responsible for any costs or expenses that Licensor incurs with respect to a termination of the Blue Source Agreement. Upon the termination or expiration of the Blue Source Agreement, Licensee shall take over ecommerce operations and fulfillment of orders placed through <http://www.gramicci.com> during the term of this Agreement. Upon Licensee’s request, Licensor will cooperate with Licensee in good faith to transfer the domain registration of <http://www.gramicci.com/> to Licensee all at Licensee’s costs.

2.9     If, at any time during the term of this Agreement, Licensor receives a bona fide third party offer in the form of a term sheet or letter of intent, binding or not, to purchase all or any portion of its business or operation concerning the Licensed Mark (an “Offer”) and Licensor desires to accept such Offer, Licensor shall, prior to the acceptance of the Offer, offer a right of first refusal to Licensee on the same terms and conditions received pursuant to such Offer by written notice detailing all of the material terms of the Offer (and including a copy of the Offer) (the “ROFR Offer”). Licensee shall have not less than thirty (30) days to consider such ROFR Offer. If within sixty (60) days after Licensee receives ROFR Offer (the “Option Period”), Licensee does not notify Licensor in writing that Licensee desires to purchase such portion of the business on the terms of the ROFR Offer, Licensor may consummate the transaction detailed in the Offer with the named bona fide third party offeror on the Offer terms, within one hundred and eighty (180) days following the expiration of the Option Period (after such time, any proposed sale shall be required to be subject to the right of first refusal process again). On the other hand, if, within the Option Period, Licensee notifies Licensor in writing that Licensee desires to accept the ROFR Offer (the “ROFR Offer Acceptance Notice”) then Licensor shall sell such portion of the business on the terms of the ROFR Offer to Licensee and the closing for such transaction will take place within sixty (60) days following the ROFR Offer Acceptance Notice. Notwithstanding anything herein, (a) Licensor shall not sell all or any portion of its business or operation concerning the Licensed Mark, except in accordance with this Section 2.9 and (b) Licensor shall not take any action or omit to take any action intended to divest or otherwise circumvent the right of first refusal granted to Licensee hereby.

3.            Design, Manufacture and Quality Control.

3.1     Licensee shall prepare prototype samples of the Products and, upon Licensor’s approval, finished designs, which shall be submitted to Licensor for its written approval prior to use. Licensee shall make no material changes in the design of the Products unless such changes are consented to by Licensor by prior written approval. The finished design Products produced by Licensee shall be submitted to Licensor for approval in a timely, formal, unified and cohesive presentation.

3.2     Licensee agrees to use its commercially reasonable efforts to produce, manufacture and promote the Products for two (2) selling seasons each contract year during the term of this Agreement.

3.3     All designs and product information including, without limitation, sketches and swatches, whether final or rough, created by Licensor which are registered or are unique and protectable, for the Products are and shall be the sole and exclusive property of Licensor and shall be returned to Licensor, shall not be disclosed or furnished by Licensee to any other person, firm or corporation (except in accordance with this Agreement). Licensee will honor Licensor’s copyrights and other protectable rights.

3.4     The Products shall at all times be manufactured, packaged, sold, marketed, distributed, advertised or otherwise promoted in a manner appropriate for and consistent with “Approved Quality” products. For purposes hereof, a Product shall be deemed to be of “Approved Quality” if the quality of such Product is equal or superior to the quality of a sample of such Product approved by Licensor.

3.5     All of the Products shall be manufactured, labeled, packaged, sold, marketed, distributed, advertised or otherwise promoted in accordance with all applicable federal, state and local laws and regulations. Licensee agrees to affix to any Products and any format, design, carton, container, hang-tag, or other packaging or wrapping, advertising, promotion or display material which depicts any of the Trademarks, the appropriate trademark and/or copyright notice, including the symbol “®” or “TM” affixed, if applicable, or such other notice approved by Licensor in writing. Licensee further agrees to affix to any such material all other reasonable notices of trademark and copyright as requested by Licensor.

3.6     The styles, designs, packaging, labels, contents, color, workmanship and quality of all of the Products shall require the written approval of Licensor pursuant to the terms of this Agreement prior to display or distribution, to ensure that the Products manufactured, sold or distributed hereunder are of Approved Quality.

3.7     Licensee acknowledges, as between Licensor and Licensee, that the Trademark has established prestige and goodwill and is well-recognized in the minds of the trade and the public, that it is of great importance and value to Licensor, and that in the sale of the various lines of Licensor’s products, including the Products, the high standards and reputation that Licensor and the Trademark have established shall be maintained. Accordingly, all Products produced by Licensee hereunder shall be of first quality and uniform workmanship, with strict adherence to all details, colors and other characteristics which have been approved by the Licensor. Licensee shall make no material changes to any of the Licensor’s designs, its Products or samples approved by the Licensor without the prior written approval of the Licensor as to the changes. From time to time during production, Licensee shall, at reasonable times and upon reasonable prior notice during the term hereof, upon Licensor’s request, and at Licensor’s cost, make its facilities available to Licensor for inspection by its representative during normal working hours.

3.8     All Articles shall be designed and manufactured, and all Articles shall be offered for sale, sold, labeled, packaged, distributed and advertised, in accordance with all applicable laws and regulations, including all child and other labor laws and regulations, all customs requirements and country of origin regulations and all laws and regulations relating to health and safety, to the disclosure of information to the consumer, and to the testing of Products.

3.9     Licensee shall establish dedicated and unique style numbers for Articles. Licensee’s business documents, including import records, manifests, manufacturing reports, purchase orders, sales orders, invoices and the like, shall reference such style numbers.

3.10     Licensee may use contractors for the production of Articles. Licensor’s prior approval of a contractor shall not be required. Licensee’s engagement of contractors shall not limit Licensee’s obligations hereunder. Each contractor used by Licensee must comply with all laws in the jurisdiction where contractor operates. Licensor has the right to inspect Licensee’s contractor to confirm compliance with this Section 3.10.

4.            Sales Royalty.

4.1     Licensee shall pay to Licensor a “Sales Royalty” equal to the lesser of: (a) four percent (4%) of Net Sales (as defined below) during the Royalty Period (as defined below); or (b) twenty percent (20%) of Adjusted EBITDA (as defined below), in each case during the applicable Royalty Period. “Net Sales” means the gross invoice amount to customers less all actual returns, trade discounts or allowances actually given, and all unpaid invoices. “Adjusted EBITDA” means the Licensee’s earnings before interest, taxes, depreciation, amortization associated solely with regard to the Licensed Mark, without deduction for any corporate allocations of expenses made by Licensee. For clarification, the expenses directly or indirectly attributable to any employee(s) of Licensor employed by Licensee pursuant to Section 2.2 above shall be included in the calculation of Licensee’s “Adjusted EBITDA.” For further clarification, no other indirect allocations of expenses will factor into the calculation of Licensee’s “Adjusted EBITDA.”

4.2     The Sales Royalty hereunder shall be accounted for and paid annually within thirty (30) days after the completion of Licensee’s annual audit. The “Royalty Period” shall mean each fiscal calendar year of Licensee during the term of this Agreement (or partial fiscal year, as applicable).

4.3     Licensee shall deliver to Licensor at the time each Sales Royalty payment is due, a statement indicating, separately for each Article: (a) the number and invoice price of all Articles shipped during the Royalty Period; (b) the amount that may be deducted from Licensor’s gross invoice amount under Section 4.1 above (e.g., actual returns, trade discounts or allowances actually given, and all unpaid invoices); and (c) a computation of Net Sales, Adjusted EBITDA, and the amount of Sales Royalty payable for said Royalty Period.

5.            Payments.

5.1     All payments required of Licensee hereunder shall be made to Licensor in United States Dollars via wire transfers, or in such other manner as Licensor shall designate, as follows:

Bank Name:
Bank Address:
Fed ABA:
Account Name:
Account #:
FFC Account Name:
FFC Account Address:
FFC Account #:
OBI / Attn:

5.2     Net Sales and Adjusted EBITDA shall be computed on the basis of the conversion rate of each applicable currency into United States Dollars based on the methodology used by Licensee in its annual audited financial statements.

5.3     No deduction on payment shall be made for income taxes without Licensor’s written permission, unless Licensee is compelled to do so by law, in which case Licensee shall provide Licensor with evidence in the form of an original tax withholding certificate in the name of Licensor issued by the government taxing authority in the relevant jurisdiction that such tax has been paid in the proper amount.

6.            Books and Records; Audits.

6.1     Licensee shall prepare and maintain complete and accurate books of account and records covering all transactions relating to this Agreement. Licensor’s representatives may, at Licensor’s expense, during regular business hours and with reasonable advance written notice, during the Term of this Agreement, but no more than once per Royalty Period, audit such books of account and records and examine and copy all other documents and material in the possession or under the control of Licensee with respect to the subject matter and the terms of this Agreement.

6.2     If, as a result of any audit of Licensee’s books and records, it is shown that any of Licensee’s Sales Royalty payments was less than the amount that should have been paid, all payments required to be made to eliminate the discrepancy shall be made promptly upon Licensor’s demand, and, if the discrepancy is five percent (5%) or more of the amount actually paid with respect to sales occurring during the Royalty Period in question, Licensee promptly shall reimburse Licensor for the cost and expenses of such audit.

7.            The Licensed Mark.

7.1     Licensee shall not use the Licensed Mark, in whole or in part, as a corporate name, trade name or domain name and shall not use the Licensed Mark in combination with any other mark, design or designation unless approved by Licensor in writing.

7.2     Licensee acknowledges that, as between Licensee and Licensor, Licensor is the owner of all right, title and interest in and to the Licensed Mark in any form or embodiment thereof and is also the owner of the goodwill attached or that shall become attached to the Licensed Mark in connection with the business and goods in relation to which the same has been, is or shall be used. Sales by Licensee shall be deemed to have been made by Licensor for purposes of trademark registration and all uses of the Licensed Mark by Licensee shall inure to the benefit of Licensor. Licensee shall not do or cause to be done any act or thing that may in any way adversely affect any rights of Licensor in and to the Licensed Mark or any registrations thereof or that, directly or indirectly, may reduce the value of the Licensed Mark or detract from its reputation.

7.3     Licensee shall execute any documents reasonably required by Licensor to confirm Licensor’s ownership of all rights in and to the Licensed Mark and the respective rights of Licensor and Licensee pursuant to this Agreement. Licensee shall cooperate with Licensor in connection with the filing and prosecution by Licensor of applications in Licensor’s name to register the Licensed Mark for the Products and the maintenance and renewal of such registrations as may issue. If requested to do so by Licensor, Licensee agrees to supply Licensor with samples of the trademark usages in question and other information which will enable Licensor to complete and obtain trademark applications or registrations, or to evaluate or oppose any trademark applications, registrations, or uses of other parties. As to those countries which require applications to register the Licensee as a registered user of a Licensed Mark used on or in connection with the Articles or which require the recordation of this Agreement, the Licensee agrees to execute and deliver to Licensor such documents as may be necessary and as are furnished by Licensor for such purposes.

7.4     Licensee shall keep appropriate records (including copies of pertinent invoices and correspondence) relating to the dates when each of the Licensed Marks is first placed on sale or sold in each country, and the dates of first use in each country of each different Licensed Mark on the Articles and any advertising materials.

7.5     Licensee shall use the Licensed Mark strictly in compliance with all applicable legal requirements of each country. Also, Licensee shall cause to appear on all Articles and on all materials on or in connection with which the Licensed Mark is used, such legends, markings, and notices as may be reasonably necessary in order to give appropriate notice of any trademark, trade name, or other rights therein or pertaining thereto.

7.6     Licensee shall not seek to register the Licensed Mark or any variation or simulation thereof for the Products, store services, or any other products or services. The provisions of and the obligations of Licensee under this Section 7.6 shall survive Termination.

7.7     In the event that Licensee learns of any infringement, imitation, or counterfeiting of the Licensed Mark or Articles or of any use by any person of a trademark similar to the Licensed Mark, Licensee shall promptly notify Licensor thereof. Thereupon, Licensor may take such action as it deems advisable for the protection of its rights in and to the Licensed Mark and, if reasonably requested to do so by Licensor, Licensee shall cooperate with Licensor in all respects at Licensor’s sole expense, including by being a plaintiff or co-plaintiff and by causing its officers to execute pleadings and other necessary documents. Any action contemplated by this Section 7.7 shall be controlled by Licensor. In no event, however, shall Licensor be required to take any action if it deems it inadvisable to do so and Licensee may not take any action with respect to the Licensed Mark without Licensor’s prior written approval.

8.            Copyright. Any copyright, design, moral right, or similar such right, and any other intellectual property right in or that may be created in any Article (or any aspect thereof) or any related materials, including patterns, sketches, logos, designs, packaging, labels, tags, advertising materials (“Materials”) or the like designed or approved by Licensor (each an “IP Right”) shall be, as between Licensor and Licensee, the exclusive property of Licensor, provided, however, that Licensee shall have the exclusive right to use the Materials during the Term. If any of the Articles or Materials (or any aspects thereof) are not designed or created by Licensor, they shall be deemed “works made for hire” for Licensor within the meaning of the U.S. Copyright Law or other applicable comparable laws or, if they do not so qualify, all ownership rights thereto, including any IP Rights therein, shall be deemed assigned to Licensor hereunder. Neither Licensee nor any of its affiliates shall, at any time, do or suffer to be done any act or thing which may affect adversely any of Licensor’s rights in the Articles or Materials (or any aspects thereof), including filing any application in its name to record any claims to IP Rights in any Articles or Materials (or any aspect thereof), and shall do all things reasonably required by Licensor to preserve and protect said rights, including placing the copyright notice specified by Licensor on all Articles or Materials. The provisions of and the obligations under this Section 8 shall survive Termination.

9.            Confidentiality

9.1     Each of the Parties hereto agrees to hold in confidence and not disclose to persons (other than its employees or agents or affiliates who have a need to know and are bound by confidentiality agreements or other legal obligations), or to use, except as required to perform under this Agreement, any information that is disclosed by the other Party, whether in writing, orally or visually, or that is learned by observation during any visit to the facilities of the other Party (the “Confidential Information”), if such Confidential Information: (a) is designated or marked by the disclosing Party as confidential or proprietary at the time of disclosure; or (b) notwithstanding any designation or marking, reasonably should be expected by a Party under the circumstances to be confidential or proprietary information of the other Party.

9.2     Notwithstanding Section 9.1, no obligation shall attach to any Confidential Information which a Party can prove: (i) was in its rightful possession prior to the time of disclosure by the disclosing Party; (ii) is or has become generally available to the public or the industry through no fault of the receiving Party; (iii) was received from a third party who has a legal right to make such disclosures; or (iv) was developed, discovered or arrived at by such Party, its employees or agents or affiliates independently of and without reference to any of the other Party’s Confidential Information.

9.3     A Party shall not be in breach of this Section 9 if it: (i) uses or discloses the other Party’s Confidential Information with the written authorization of the other Party, so long as such use or disclosure is within the limits of such authorization; or (ii) is required to disclose information pursuant to a requirement of law or court or governmental order, provided, however, that in such an event the recipient shall notify the disclosing Party of such required disclosure as promptly as possible and shall disclose information only to the extent necessary to comply with such law or order. Licensor understands and agrees that Licensee may file a copy of this Agreement with its public SEC filings, and make disclosures with respect to this Agreement in its public SEC filings, if required by applicable securities laws or regulations.

9.4     The provisions of and the obligations of Licensee under this Section 9 shall survive Termination.

10.           Marketing of the Products.

10.1     Licensee shall use commercially reasonable efforts to exploit the rights herein granted, maximize sales and obtain as broad a distribution of the Products as is commercially reasonable, consistent with Licensor’s high prestige and the maintenance of Licensor’s goodwill. Licensee acknowledges that the Products sold hereunder shall be sold in a manner so as not to injure or in any manner diminish the substantial goodwill and prestige associated with items sold under the Trademark or that would otherwise injure the prestige and goodwill of Licensor and/or the Trademark. Notwithstanding the foregoing, Licensee shall set its own prices for Articles at its sole discretion.

10.2     Licensee shall be responsible for the sale of the Products through its sales force and, unless otherwise specifically provided for herein, for all matters relating to such sales including, without limitation, credit determination, billing and shipping.

10.3     Licensee may sell or distribute the Products through any distribution channels, provided, however, that Licensee may not, without the prior written consent of Licensor, sell discounted or off-price Products through any distribution channels other than those through which Licensor currently sells or has sold its merchandise.

10.4     Licensee agrees to affix to any Products and any format, design, carton, container, hang-tag, or other packaging or wrapping, advertising, promotion or display material which depicts any of the Property, the appropriate trademark and/or copyright notice, including the symbol “®” or “TM” affixed, if applicable, or such other notice approved by Licensor in writing. Licensee further agrees to affix to any such material, all other reasonable notices of trademark and copyright as requested by Licensor. Copies of each item containing any such notice, trademark or otherwise relating to the Products and all advertising, art work, designs, packaging, promotional, display or publicity material bearing the Trademark including press releases and promotional brochures (with respect to material pertaining to Licensor or the Trademark only) and promotional brochures shall be submitted by Licensee to Licensor for its written approval prior to use by Licensee. All such material shall be of a level consistent with Licensor’s reputation and image and shall be delivered to Licensor in a timely manner so as to allow for due consideration and modification by Licensor. Approval by Licensor shall not constitute waiver of Licensee’s rights or Licensee’s duties under any provision hereof. Licensee shall not vary the Trademark.

11.           Advertising and Marketing of the Products.

11.1     Licensee shall undertake an advertising and marketing campaign during the term of this Agreement that is calculated to support the sales effort of the Products. Such marketing and advertising may include, but is not limited to, display advertising in industry periodicals, consumer advertising and cooperative advertising with major retailers which purchase the Products. No proposed advertising or marketing material shall be used unless and until Licensee has received written approval thereof from Licensor.

11.2     Licensee shall submit to Licensor for Licensor’s approval, at Licensee’s sole cost and expense, samples of all advertising material (including cooperative advertising) which Licensee proposes to use prior to using same, as well as a detailed description of the manner of use of such advertising. No approval shall be necessary of retailer advertising supported by Licensee.

12.           Indemnity; Limitation of Liability

12.1     Each Party hereby saves and holds the other Party and its respective affiliates, officers, directors and employees harmless of and from and indemnifies each of them against any and all losses, liability, damages and expenses (including reasonable attorneys’ fees and expenses) that they or any of them may incur or be obligated to pay, or for which they or any them may become liable or be compelled to pay in any action, claim or proceeding against them or any of them, for or by reason of any acts, whether of omission or commission, that may be committed or suffered by it or any of its servants, agents or employees in connection with its performance of this Agreement. The provisions of this Section 12.1 and the obligations hereunder shall survive Termination.

12.2     Any person seeking indemnification under Section 12.1 (the “Indemnitee”) shall use reasonable efforts to give Licensee or Licensor, as the case may be (for purposes of this Section 12.2, the “Indemnitor”), notice of any action, claim or proceeding for which indemnification is being sought promptly after the Indemnitee becomes aware of such action, claim or proceeding; provided, however, that the failure of the Indemnitee to provide the Indemnitor prompt notice of any such action, claim or proceeding shall not adversely affect the Indemnitee’s rights under this Agreement unless, and then only to the extent, that the Indemnitor is materially prejudiced by such failure. Upon receiving notice of any action, claim or proceeding for which an Indemnitee is seeking indemnification, the Indemnitor, in its sole but reasonable discretion, shall take such action as it deems advisable to defend such action, claim or proceeding on behalf of the Indemnitee. In the event appropriate action is not taken by the Indemnitor within twenty (20) days after its receipt of notice from the Indemnitee, the Indemnitee shall have the right to defend such action, claim or proceeding, in which case the Indemnitor also shall reimburse the Indemnitee for its costs in defending such action, claim or proceeding, but no settlement thereof may be made without the approval of the Indemnitor, which approval shall not be withheld or delayed unreasonably. Even if such appropriate action is taken by the Indemnitor, the Indemnitee may, at its own expense, be represented by its own counsel in such action, claim or proceeding. In any case, the Indemnitee and the Indemnitor shall keep each other fully advised of all developments and shall cooperate fully with each other in all respects in connection with any such defense as is made. The provisions of, and the Indemnitees’ and the Indemnitors’ respective rights and obligations under, this Section 12.2 shall survive Termination.

12.3     NEITHER OF THE PARTIES SHALL HAVE ANY LIABILITY HEREUNDER FOR ANY SPECIAL, INCIDENTAL, INDIRECT OR CONSEQUENTIAL DAMAGES OR FOR LOSS OF PROFITS OR REVENUES EVEN IF A PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH POTENTIAL LOSS OR DAMAGE. EACH PARTY’S CUMULATIVE LIABILITY TO THE OTHER FOR ALL CLAIMS ARISING FROM OR RELATING TO THIS AGREEMENT, INCLUDING ANY CAUSE OF ACTION SOUNDING IN CONTRACT, TORT, OR STRICT LIABILITY, SHALL NOT EXCEED THE AGGREGATE COMPENSATION RECEIVED BY LICENSOR PARTY HEREUNDER. THIS LIMITATION OF LIABILITY IS INTENDED TO APPLY WITHOUT REGARD TO WHETHER OTHER PROVISIONS OF THIS AGREEMENT HAVE BEEN BREACHED OR HAVE PROVEN INEFFECTIVE. THE FOREGOING LIMITATION SHALL NOT APPLY TO THE EXTENT THAT SUCH LOSSES ARISE FROM (A) THIRD PARTY CLAIMS, WHICH ARE SUBJECT TO SECTION 12 HEREUNDER; OR (C) EITHER PARTY’S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT.

13.           Term and Termination

13.1     This Agreement commences as of the Effective Date and, unless earlier terminated as provided for in this Agreement, continues for a period of three (3) years (the “Initial Term”). This Agreement will automatically renew for an additional three (3) years after the expiration of the Initial Term (the “Renewal Term”) in the event that, as attributable to any consecutive twelve (12) month period of the Initial Term, the: (a) total Net Sales (as defined below) is equal to or exceeds Ten Million and Five Hundred Thousand U.S. Dollars (US$10,500,000); or (b) Adjusted EBITDA is equal to or exceeds One Million and Three Hundred Thousand U.S. Dollars (US$1,300,000). The Initial Term and the Renewal Term are hereinafter referred to, collectively, as the “Term.” The expiration or any termination of this Agreement is hereinafter referred to as “Termination.”

13.2     Either Party may terminate this Agreement immediately upon written notice to other Party if that Party fails, at any time, to perform any material obligation under this Agreement and Licensee does not reasonably cure such breach within thirty (30) days after receipt of written notice from Licensor to Licensee specifying the nature of such breach or if such breach is uncurable. Further, Licensee shall also be entitled to terminate this Agreement for convenience (for any reason or no reason) with an effective date upon not less than one hundred and twenty (120) days prior written notice to Licensor.

14.           Rights on Termination

14.1     Upon Termination, Licensee shall pay to Licensor sums then owed to Licensor, except that payment of the Sales Royalty for the Royalty Period in which the Termination occurs shall be due at the time provided for in Section 4.2. Further upon Termination, Licensee shall promptly deliver to Licensor a complete and accurate schedule of Licensee’s inventory of Articles and of related work in process then on hand (“Inventory”). Licensee shall be permitted, for a period of ninety (90) days following Termination, to sell-off the Inventory (the “Sell-Off Period”) on a non-exclusive basis, provided that all such sales are made subject to all of the provisions of this Agreement.

14.2     Except for the sale of Inventory as permitted under Section 14.1, upon Termination, all of the rights of Licensee under this Agreement shall terminate forthwith and shall revert immediately to Licensor and Licensee immediately shall cease the design, manufacture, distribution, and sale of Articles, discontinue all use of the Licensed Mark and transfer to Licensor, free of charge, all registrations, filings, and rights with regard to the Licensed Mark that it may have possessed at any time.

15.           Representations and Warranties; Covenants

15.1     Each Party represents and warrants that: (a) it has the power and authority, and is duly authorized, to enter into this Agreement and perform the terms thereof; and (b) the execution and delivery of this Agreement and the rights granted by it under this Agreement, do not and will not conflict with or violate any provision of law applicable to it and its business, or any judgment or order of a court or other tribunal having jurisdiction over it, or any agreement or instrument to which it is a party.

15.2     Licensor further represents and warrants that: (a) it is the sole owner of the Licensed Mark in connection with the Products and has the full legal right and authority to enter into this Agreement and to convey the rights and licenses that it conveys under this Agreement; (b) there are no claims, judgments, settlements, or litigation (pending or otherwise) relating to the Licensed Mark; (c) it is under no obligation or restriction, nor will it assume any such obligation or restriction, that does or would in any way interfere or conflict with the obligations to be performed by it under this Agreement; (d) it shall pay all maintenance fees on the Licensed Mark and take all others actions necessary or advisable to maintain the Licensed Mark in full force and effect; (e) neither the Licensed Mark nor any of the Products, and no exercise by Licensee of any of the rights granted to it under this Agreement, misappropriates, infringes, violates, or interferes with any patent, trademark, copyright, trade secret, or other intellectual property or proprietary right of any person or entity; and (f) it has granted no other existing license to use the Licensed Mark in connection with the Products.

15.3     Each Party further represents, warrants and covenants that it shall comply with all laws, regulations, and rules of relevant public authorities and shall procure and maintain all licenses, permits, approvals and authorizations necessary to comply with its obligations under this Agreement and to lawfully conduct the business as contemplated hereby.

16.           Notice. All reports, approvals, requests, demands and notices required or permitted by this Agreement to be given to a Party shall be in writing and shall be deemed to be duly given if personally delivered, if mailed by internationally-recognized overnight courier or mail service, such as UPS, DHL or Federal Express, to the Party concerned at the addresses set forth below (or at such other address as a Party may specify from time to time in writing):

If to Licensor:
Sole Assets Holdings, Inc. 28632 Roadside Drive Suite 150 Agoura Hills, CA 91301 Attention: Arnold Rubenstein

With a copy to:
Buchalter Nemer 1000 Wilshire Boulevard Suite 1500 Los Angeles, CA 90017 Attention: Jeffrey H. Kapor, Esquire

If to Licensee:
Hampshire Group, Limited 114 West 41st Street 8th Floor New York, NY 10036 Attention: Trey Darwin, Chief Financial Officer

With a copy to:
Blank Rome LLP One Logan Square 130 North 18th Street Philadelphia, PA 19103 Attention: Louis M. Rappaport

17.           Assignability; Binding Effect

17.1     The performance of Licensee hereunder is of a personal nature and, therefore, neither this Agreement nor any of the rights granted to Licensee hereunder may be assigned, sublicensed (except as otherwise provided for above) or transferred by Licensee and any such attempted assignment, sublicense or transfer, whether voluntary or by operation of law, shall be void and of no force or effect and shall constitute an uncurable default hereunder.

17.2     This Agreement shall inure to the benefit of and shall be binding upon the Parties, Licensor’s successors and assigns and Licensee’s permitted successors and assigns.

18.           Insurance. Licensee shall, throughout the term of this Agreement, obtain and maintain at its own cost and expense, from a qualified insurance licensor, a general liability policy and a personal injury and advertising injury policy. Each of the aforementioned policies must name Licensor as an additional insured. Further, the amount of coverage under each of the aforementioned policies shall be a minimum of One Million U.S. Dollars (US$1,000,000), per occurrence, with a deductible of Ten Thousand U.S. Dollars (US$10,000) for each single occurrence. Licensee agrees to furnish Licensor a certificate of insurance evidencing same within thirty (30) days after the execution of this Agreement and upon each renewal thereof.

19.           Miscellaneous

19.1     This Agreement shall be construed and interpreted in accordance with the laws of the State of New York, U.S.A. applicable to agreements made and to be performed in said State. Any action between the Parties arising out of and/or relating to this Agreement shall be brought exclusively in the state or Federal courts located in the State of New York, County of New York, except at Licensor’s sole discretion it may opt to bring an injunctive proceeding in any jurisdiction where appropriate by reason of its subject matter. For such purposes, the Parties irrevocably submit to the exclusive jurisdiction of the state and Federal courts in the State of New York, County of New York, and waive any claim or defense of inconvenient forum or lack of personal jurisdiction in such forum under any applicable law, decision or otherwise.

19.2     This Agreement contains the entire understanding and agreement between the Parties hereto with respect to the subject matter hereof, supersedes all prior oral or written understandings and agreements relating thereto and may not be modified, discharged or terminated, nor may any of the provisions hereof be waived, except in writing signed by both Parties. Any consent, waiver or amendment by Licensee may only be made in a writing signed by its Chief Operating Officer or Chief Financial Officer.

19.3     Nothing herein shall be construed to constitute the Parties hereto as partners or as joint venturers, or either as agent of the other.

19.4     No waiver by either Party, whether express or implied, of any provision hereof, or of any breach or default thereof, shall constitute a continuing waiver of such provision or of any other provision of this Agreement.

19.5     If any provision or any portion of any provision of this Agreement shall be held to be void or unenforceable, the remaining provisions of this Agreement and the remaining portion of any provision held void or unenforceable in part shall continue in full force and effect.

19.6     This Agreement may be executed by one or more of the Parties to this Agreement in any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument. Delivery of an executed signature page of this Agreement by email or facsimile transmission shall be effective as delivery of a manually executed counterpart hereof.

19.7     This Agreement shall be construed without regard to any presumption or other rule requiring construction against the Party causing this Agreement to be drafted. Also, as used in this Agreement, the term “including” means “including, but not limited to” unless otherwise specifically provided.

[Signature page follows]

IN WITNESS WHEREOF, the Parties accept this Agreement and have caused this Agreement to be executed and delivered and do each hereby represent and warrant that its respective signatory whose signature appears below has been and is on the date executed and delivered duly authorized by all necessary and appropriate corporate action to execute this Agreement on its behalf.

Sole Assets Holdings, Inc. d/b/a Gramicci		Hampshire Group, Limited

By:	/s/Arnold M. Rubenstein	By:	/s/Trey Darwin
Signature		Signature

Arnold M. Rubenstein		Trey Darwin
Printed Name		Printed Name

Chief Executive Officer		Chief Financial Officer
Title		Title

July 1, 2014		July 1, 2014
Date		Date